ALPS SERIES TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 5, 2018

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 33-225558, 811-22747

Dear Ms. Brutlag:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding the registration statement on Form N-14 (the “N-14”) filed on June 11, 2018, with respect to the reorganization of the Wasatch Strategic Income Fund and the Wasatch World Innovators Fund (each, an “Existing Fund”) into the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund (each, a “New Fund”) respectively.

Except as otherwise stated below, changes made in response to the following comments will be incorporated in a subsequent pre-effective amendment to the N-14 (“Amendment No. 1”). The Registrant expects to file Amendment No. 1 on or about July 9, 2018, and will request that Amendment No. 1 be declared effective as soon as is practicable.

Set forth in the numbered paragraphs below are the Staff’s telephonic comments provided on June 25, 2018 and July 2, 2018 to the N-14, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the N-14.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

Staff Accounting Comments:

1.	Staff Comment: Please confirm that the requisite auditors’ consent, financial highlights, and series/class identifiers will be included.

□ Registrant’s Response: Comment complied with. The Registrant confirms that Amendment No. 1 will include consents from the auditors to the Existing Funds and the auditors to the New Funds, financial highlight information for the Existing Funds, and that the fund names, class names, and ticker symbols will be appended to the appropriate identifiers for Amendment No. 1.

2.	Staff Comment: On page vii, and elsewhere within the document as appropriate, please discuss whether there will be any portfolio repositioning within either Existing Fund prior to, and in connection with, the Reorganizations.

□ Registrant’s Response: Based on information provided by Wasatch Advisors and Seven Canyons Advisors, the Registrant confirms that no portfolio repositioning is anticipated for either Existing Funds prior to, and in connection with, the Reorganizations. A sentence stating that “[a]s of the date hereof, neither Existing Fund anticipates selling or acquiring portfolio securities in connection with the Reorganizations” has been added to page vii in Amendment No. 1, and a similar sentence has been added to page 7.

3.	Staff Comment: On page viii, with respect to the tabular list of service providers to the Existing Funds and New Funds, indicate whether there will be a change in independent accountants, and disclose such change, if any.

□ Registrant’s Response: Comment complied with. The table of service providers mentioned above has been updated in Amendment No. 1 to reflect the names of the Existing Funds’ independent accountants as well as the names of the New Funds’ independent accountants.

4.	Staff Comment: On page ix, under the heading “Who is paying for expenses related to the Special Meeting and the Reorganizations?”, disclose the estimated costs of the Special Meeting and Reorganizations.

□ Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to the response for the abovementioned Q&A item: “The approximate costs associated with the Reorganizations are estimated to be $320,000. Neither the Existing Funds nor the New Funds will bear such costs.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

5.	Staff Comment: On page 7, it is noted that the Wasatch Strategic Income Fund will no longer have a concentration in the financial services sector upon reorganization into the Seven Canyons Strategic Income Fund. Indicate whether this change will necessitate any portfolio repositioning of this fund.

□ Registrant’s Response: Comment complied with. As noted in the response to Comment #2 above, the Registrant will add a sentence to page 7 to the effect that “However, as of the date hereof, the Fund does not expect any sales of portfolio securities in connection with the Reorganization, notwithstanding this difference.”

6.	Staff Comment: With respect to the Fee Tables beginning on page 15 of the Proxy Statement/Prospectus, confirm supplementally that these tables are based on current fees and expenses.

□ Registrant’s Response: The Registrant confirms that the Fee Tables beginning on page 15 of Proxy Statement/Prospectus are based on current fees and expenses.

7.	Staff Comment: On page 15, please confirm whether the Acquired Fund Fees and Expenses line items are presented correctly.

□ Registrant’s Response: The Registrant has corrected a typographical error with respect to the Acquired Fund Fees and Expenses line item for the Wasatch Strategic Income Fund Investor Class Shares, such that the item now shows “0.48%”.

8.	Staff Comment: For each of the Fee Tables, the total annual fund operating expenses (before waivers/reimbursements) reflect either increases or decreases between the Existing Funds and the New Funds. Please explain why such expenses either increased or decreased in each instance.

□ Registrant’s Response: Based on information provided by Seven Canyons Advisors and the New Funds’ administrator, the Registrant understands that the Total Annual Fund Operating Expenses (“Fund Expenses”), before fee waivers and expense reimbursements, of the New Funds are higher or lower than the Fund Expenses of the corresponding Existing Funds primarily for two reasons. First, the larger asset base of the Wasatch Funds Trust (“Wasatch Trust”) allows Wasatch Trust to attract more favorable pricing from fund service providers and to allocate trust expenses across a larger number of funds. Second, Wasatch Trust and the Registrant use different methodologies to allocate trust level expenses, which results in the differences shown on the pro forma tables.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

9.	Staff Comment: Please note that the capitalization table on page 30 should be updated to reflect information as of date within 30 days of the filing date.

□ Registrant’s Response: Comment complied with. The capitalization table in Amendment No. 1 will reflect information as of June 15, 2018.

10.	Staff Comment: Also with respect to the capitalization table, please confirm whether the information shown in the “Pro Forma Adjustments” column is correct.

□ Registrant’s Response: Comment complied with. Based on the Staff’s comment, the Registrant will revise the capitalization tables accordingly, and notes that each table will not reflect any pro forma adjustments in Amendment No. 1.

11.	Staff Comment: On page 36, disclose the estimated expenses associated with the Reorganizations.

□ Registrant’s Response: Comment complied with. The Registrant has revised the first sentence appearing under the heading “Costs of the Reorganizations” to state that “[t]he Independent Trustees considered the estimated costs of the Reorganizations based on information provided to them at the time, and noted that Seven Canyons Advisors will pay all fees associated with the Reorganizations of the Existing Funds. As of the date hereof, those costs are estimated to be approximately $320,000.”

12.	Staff Comment: There are a number of open items on page 53, including for example the meeting and record dates.

□ Registrant’s Response: The Registrant has included the relevant information in Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

13.	Staff Comment: As noted above, please insert the financial highlights for the Existing Funds.

□ Registrant’s Response: Comment complied with. Financial Highlights for the Existing Funds appear in Amendment No. 1 under Appendix C.

14.	Staff Comment: In Part B of the N-14, include a statement to the effect that, after completion of the Reorganizations, the performance and accounting data of the Existing Funds will become the performance and accounting data of the New Funds.

□ Registrant’s Response: Comment complied with. The Registrant has inserted a sentence to the first page of the Part B (the Reorganization SAI) stating “If the Reorganizations are completed, the performance and accounting data of the Existing Funds will become the performance and accounting data of the New Funds.”

Staff Legal Comments:

15.	Staff Comment: Please note that the N-14 did not include delaying amendment language or references to Rule 488. As a consequence, confirm that the Registrant will not be undertaking any offering, sales, or proxy solicitation activity on the N-14 until a subsequent pre-effective amendment to the N-14 is declared effective.

□ Registrant’s Response: On July 3, 2018, the Registrant filed correspondence via EDGAR stating that the Registrant hereby confirms that, unless and until a subsequent pre-effective amendment to the N-14 is declared effective: (i) no shares of any New Fund (as such term is defined in the N-14) will be offered or sold to the public; and (ii) no proxy materials based on the N-14 will be delivered to shareholders or used in a solicitation of proxies relating to proposals described therein.

16.	Staff Comment: Note that the series and class identifiers accompanying the N-14 on EDGAR do not have fund or class names, nor ticker symbols. Please confirm that these will be added.

□ Registrant’s Response: The Registrant confirms that the fund names, class names, and ticker symbols will be appended to the appropriate identifiers for Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

17.	Staff Comment: On page viii, in response to the Q&A query “How will the Reorganizations impact fees and expenses?”, please also indicate that gross annual fund operating expenses will increase/decrease, and state the fund/class to which that applies. Include this disclosure at the beginning of the substantive response.

□ Registrant’s Response: Comment complied with. The Registrant has inserted additional disclosure to the first full paragraph appearing underneath the table showing “How will the Reorganization impact fees and expenses?” such that the paragraph now reads as follows:

“If the Reorganizations had taken place as of the date of the Fees and Expenses tables in the Proxy Statement/Prospectus (the “Fees and Expenses Table”), the gross annual fund operating expenses for the Investor Class shares of each New Fund are expected to be higher than those of Investor Class shares of the corresponding Existing Fund, while the gross annual fund operating expenses for the Institutional Class shares of the Seven Canyons World Innovators Fund are expected to be lower than those of the Institutional Class shares of the Wasatch World Innovators Fund. However, due to a contractual expense cap that will be in place following the Reorganization, the pro forma total net operating expenses of each New Fund following its Reorganization would be the same or lower than the net operating expenses of the corresponding Existing Fund for each applicable share class.”

18.	Staff Comment: Within the same Q&A item (“How will the Reorganization impact fees and expenses”), discuss the Existing Funds’ arrangement with their adviser with respect to recoupment of previously waived/reimbursed amounts.

□ Registrant’s Response: Comment complied with. The Registrant has inserted additional disclosure to the next-to-last paragraph in the response to this Q&A item, such that the full paragraph now reads as follows (new language in bold):

“The expense caps on the classes of each New Fund are the same or lower than the expense cap applicable to the corresponding class of the Existing Fund. Further, the expense cap agreement for each Existing Fund remains in effect until January 31, 2019, while Seven Canyons Advisors has agreed to limit expenses for at least two years following the respective Reorganization for each New Fund. If the respective expense cap for either New Fund is not renewed after its expiration, net operating expenses of the New Fund could increase depending upon, among other things, the size of the New Fund at that time. Under the expense cap agreement for the Existing Funds, Wasatch Advisors may recoup certain amounts previously paid. In this regard, Wasatch Advisors may be reimbursed previously waived or reimbursed amounts that it paid during a current fiscal year provided the annualized expenses are below its expense limit and the reimbursement does not cause the Fund’s expenses to exceed the expense cap. Wasatch Advisors may only recoup amounts it paid in a prior or current fiscal year during the term of the expense limitation agreement. Seven Canyons Advisors may recover the expenses it has borne under the expense cap agreement for up to three years after the date of which the fee and expense was reduced subject to certain conditions.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

19.	Staff Comment: Page 2 of the Proxy Statement/Prospectus makes reference to the Prospectus and Statement of Additional Information for each New Fund, and that these are incorporated by reference into the N-14. Note that, before offerings or sales of New Fund shares commence, a new post-effective amendment on Rule 485(b) should be filed inserting the Existing Funds’ historical performance in connection with Form N-1A requirements.

□ Registrant’s Response: The Registrant confirms that solicitation materials with respect to the Reorganizations will not be sent to shareholders until Amendment No. 1 (or a subsequent pre-effective amendment) is declared effective, and the registration statement on Form N-1A for each New Fund is also declared effective. The Registrant further confirms that, if the Reorganizations are approved by shareholders of both Existing Funds, and the Reorganizations are completed, a subsequent post-effective amendment on Rule 485(b) will be filed for each New Fund incorporating the historical predecessor fund performance before shares of the New Funds are made available to the public.

20.	Staff Comment: On page 20 of the Proxy Statement/Prospectus, in the paragraph beginning “Key Difference” under the heading “Comparison of Expense Limitations,” please include additional disclosure clarifying whether the transition from the Existing Funds’ expense limitation arrangement to the New Funds’ expense limitation arrangement reflects a more liberal or a more restrictive recoupment mechanism for the respective advisers.

□ Registrant’s Response: Comment complied with. The Registrant has added the following new disclosure to the paragraph in question:

“In addition, unlike the Wasatch Expense Limitation Agreement, the Seven Canyons Expense Limitation Agreement potentially allows the adviser to recoup amounts that were waived or reimbursed over a longer period of time, in that the Seven Canyons Expense Limitation Agreement permits the adviser to recover amounts from up to three years prior, while the Wasatch Expense Limitation Agreement only permits recoupment of amounts waived or reimbursed from a prior fiscal year during the term of such agreement.”

U.S. Securities and Exchange Commission

Division of Investment Management

July 5, 2018

21.	Staff Comment: The exhibit labeled as Exhibit 11(a) appears to be the form of tax opinion, instead of the legal opinion as to legality of shares offered. Please also ensure that the legality of shares legal opinion includes the requisite language as to the fully paid, non-assessable nature of such shares.

□ Registrant’s Response: Comment complied with. The Registrant confirms that Amendment No. 1 will include a form of tax opinion with respect to the Reorganizations as Exhibit 12(a), as well as an executed final legal opinion as to legality of New Fund shares as Exhibit 11(a).

In accordance with Staff Legal Bulletin No. 19, dated October 14, 2011, and in light of the fact that the Registrant is organized as a Delaware statutory trust, the legality of shares opinion will include language to the effect that the New Fund shares (then “Shares”) have been duly authorized and, when sold as contemplated in the New Funds’ Registration Statement, including receipt by the Registrant of full payment for the Shares and compliance with the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and applicable state law regulating the offer and sale of securities, will be validly issued Shares of the Registrant; and (ii) purchasers of the Shares will not have any obligation to make payments to the Registrant or its creditors (other than the purchase price for the Shares) or contributions to the Registrant or its creditors solely by reason of the purchasers’ ownership of the Shares.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP